UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2002

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 14, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX TO PROCEED WITH LOW COST CHILE EXPANSION

November 12, 2002

Methanex Corporation announced today that it will proceed with the construction of an 840,000 tonne per year expansion at its methanol production hub in Punta Arenas, Chile. The expansion, which has a 20 year natural gas supply contract, is expected to cost approximately US$275 million, including capitalized interest of approximately US$25 million and US$17 million already spent on the project to September 30, 2002. The expansion is expected to be completed by early 2005. In connection with the expansion, the gas contracts for Methanex’s existing plants, Chile I, Chile II and Chile III, have been extended to 2025, 2027 and 2029, respectively.

Pierre Choquette, President and CEO of Methanex, commented, “This expansion and the extension of the gas contracts for our existing plants in Chile provide additional low-cost capacity to supply our customer base while securing the low cost structure of the whole Chile site for many years into the future.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:
Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include risks associated with undertaking a major chemical plant construction project, operating a methanol production facility and actions of competitors. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX CHIEF FINANCIAL OFFICER TO RETIRE; REPLACEMENT APPOINTED

November 12, 2002

Pierre Choquette, President and Chief Executive Officer of Methanex Corporation announced today that Allan S. Cole, Senior Vice President, Finance and Chief Financial Officer has decided to retire effective March 31, 2003.

In conjunction with Mr. Cole’s pending retirement, Ian Cameron is appointed to the position of Senior Vice President, Finance and Chief Financial Officer effective January 1, 2003. Ian joined Methanex in 1993 and was appointed Vice President, Finance in 1999. He holds a Bachelor of Commerce Degree from the University of British Columbia and is a Chartered Accountant.

Mr. Choquette commented, “The three month overlap between Ian’s appointment and Allan’s retirement will provide ample time to ensure an orderly transition in the leadership of our financial team.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:

Chris Cook
Manager, Investor Relations
Brad Boyd

Corporate Controller and
Director, Investor Relations

Phone: (604) 661-2600